

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2017

Michael E. Castagna
Chief Executive Officer
Mannkind Corporation
25134 Rye Canyon Loop, Suite 300
Valencia, CA 91355

      Re: Mannkind Corporation
           Registration Statement on Form S-1
           Filed July 3, 2017
           File No. 333-219136

Dear Mr. Castagna:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at (202) 551-5019 with any questions.

                                      Division of Corporation Finance
                                      Office of Healthcare and
                                      Insurance

cc: Asa Henin, Esq.